Exhibit 99.1

Pharming Group announces ADSs admitted to trade on Nasdaq under the symbol “PHAR”

● U.S. SEC declares registration statements effective

● Each ADS represents 10 ordinary shares

● The Company’s ordinary shares continue to trade on Euronext Amsterdam

● No new shares issued in connection with the Nasdaq listing

Leiden, The Netherlands, 22 December 2020: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM) announces that, effective today, its American Depositary Shares (“ADSs”) have been admitted for listing on the Nasdaq Global Market (“Nasdaq”) under the symbol “PHAR” and will begin trading tomorrow; Wednesday 23 December. Each ADS represents 10 of the Company’s ordinary shares of €0.01 nominal value (“Ordinary Shares”).

The United States Securities and Exchange Commission (“SEC”) has also declared “effective” the Company’s registration statements on Form F-1 and Form F-6, each filed with the SEC.

The Company has not registered any new issuance of securities in connection with this filing. The Company’s Ordinary Shares will continue to trade on Euronext Amsterdam.

About Pharming Group N.V.

Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.

The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that downregulates the complement cascade in order to control swelling in affected tissues.

Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.

We are also developing rhC1INH for subsequent indications, including pre-eclampsia, acute kidney injury and we also investigating the clinical efficacy of rhC1INH in COVID-19.

In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe.

Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably for Pompe disease, which program is currently in the preclinical stage.

Forward-looking Statements

This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2019 Annual Report and its report for the six months ended 30 June 2020, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information

This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:

Pharming Group, Leiden, The Netherlands

Sijmen de Vries, CEO: T: +31 71 524 7400

Susanne Embleton, Investor Relations Manager: +31 71 524 7400/investor@pharming.com

FTI Consulting, London, UK

Victoria Foster Mitchell/ Alex Shaw / Mary Whittow

T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands

Leon Melens

T: +31 6 53 81 64 27

E: pharming@lifespring.nl